Applied Digital Corporation
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

May 13, 2024

VIA EDGAR
United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    Applied Digital Corporation
Registration Statement on Form S-3
File No. 333-279155
Acceleration Request

Dear Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Applied Digital Corporation, hereby requests that the effectiveness of its Registration Statement on Form S-3, file No. 33-279155, be accelerated so that it will become effective at 9:00 a.m. (eastern time) on May 16, 2024, or as soon thereafter as practicable.

Very truly yours,

APPLIED DIGITAL CORPORATION

/s/ David Rench
David Rench
Chief Financial Officer